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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or
Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 4)

HIA, INC.
(Name of Subject Company (issuer))

HIA, INC.
(Offeror/Issuer)
Names of Filing Persons (identifying status as offeror, issuer or other person)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

404192106
(CUSIP Number of Class of Securities)

ALAN C. BERGOLD
PRESIDENT
HIA, INC.
4275 FOREST STREET
DENVER, COLORADO 80216
(303) 394-6040
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

ANDREW L. BLAIR, JR., ESQ.
SHERMAN & HOWARD L.L.C.
633 SEVENTEENTH STREET, SUITE 3000
DENVER, COLORADO 80202
(303) 297-2900

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

        This Amendment No. 4 to Schedule TO amends and supplements the Schedule TO previously filed on September 15, 2003, as amended by Amendment No. 1 filed on October 7, 2003, Amendment No. 2 filed on October 10, 2003 and Amendment No. 3 filed on October 16, 2003, relating to a tender offer by HIA Inc., a New York corporation, to purchase up to 1,500,000 shares of common stock, par value $.01 per share, at a price of $.50 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the offer to purchase dated September 15, 2003 and the related letter of transmittal. The purpose of this Amendment No. 4 is to report the results of the offer.

ITEM 4. TERMS OF THE TRANSACTION.

        Item 4 of Schedule TO is hereby supplemented and amended by adding the following:

        The offer expired at 5:00 p.m., Mountain Time on October 31, 2003. A total of 1,487,184 shares of common stock were validly tendered and not withdrawn in the offer and were accepted for payment. The aggregate purchase price for the tendered shares was $743,592.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

November 10, 2003	HIA, INC.
	By:	/s/ ALAN C. BERGOLD Alan C. Bergold President

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INTRODUCTORY STATEMENT
  ITEM 4. TERMS OF THE TRANSACTION.
SIGNATURE